UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       FOR THE PERIOD ENDED APRIL 30, 2002




                               WORLD VENTURES INC.

                          Commission File No. 000-18343

                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3
                               Tel: (250) 756-0291

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


WORLD VENTURES INC.

By:        /s/ Raynerd B. Carson
          ---------------------------------
               Raynerd B. Carson, President

Date:     June 26, 2002

                               WORLD VENTURES INC.

                            SUPPLEMENTARY INFORMATION


1. For the current fiscal year-to-date: April 30, 2002

Refer to Schedule A - Financial Statements for period ended April 30, 2002

(a)      Expenditures to directors or parties related to directors (Note 13):

         Consulting Fees                    $     0
         Rent                               $ 6,000

2. For the quarter under review - refer to Financial Statements note 12

(a)      Securities issued:                 1,500,000

(b)      Options granted:                           0

3. As at the end of quarter

(a) Authorized share capital:      50,000,000 common shares without par value

(b) Issued share capital:          9,282,154 shares

(c) Summary of warrants and options outstanding:

         Warrants............               Refer to Note 12
         Options.............               Refer to Note 12

(d) Shares in escrow:                       None

(e) Directors:                              Raynerd B. Carson
                                            James Wadsworth
                                            Gary Van Norman
                                            Dr. Stewart A. Jackson

                               WORLD VENTURES INC.


                             REPORT TO SHAREHOLDERS

                                  June 26, 2002


Dr. Stewart A. Jackson, Geologist, Vice President of Mining, World Ventures Inc., (OTC-BB: WVNTF), is pleased to announce that the Company has entered into an agreement to purchase a gold mining property located in Mineral County, Nevada, USA.

The Sleeper Property is comprised of 19 lode claims. Sporadic work carried out on the property over the past 100 years has indicated that a high grade gold geological system exists on the property. Underground sampling carried out in 1936 reports a grade of 0.98 ounces gold per ton for a strike length of 160 feet over an average width of 5.1 feet. The high grade zone remains open on strike and it has been established for a vertical depth of 800 feet. Two other gold alteration zones have also been identified on the property.

The Company plans to carry out an exploration program (Phase 1) to confirm the previously reported values.


                       ON BEHALF OF THE BOARD OF DIRECTORS

                                             WORLD VENTURES INC.


                                         /s/  Stewart A. Jackson
                                              ----------------------------------
                                              Stewart A. Jackson, Ph.D.
                                              Vice President, Mining

                               WORLD VENTURES INC.

                              SECOND QUARTER REPORT

                          INTERIM FINANCIAL STATEMENTS
                         SIX MONTHS ENDED APRIL 30, 2002


                                    CONTENTS                              PAGE
                                    --------                              ----

BALANCE SHEET                                                               1

STATEMENT OF LOSS AND DEFICIT                                               2

STATEMENT OF CHANGES IN FINANCIAL POSITION                                  3

SCHEDULE OF CHANGES IN RESOURCE PROPERTIES                                  4

NOTES TO FINANCIAL STATEMENTS:                                              5

     -  Note 1. Operations                                                  5
                                                                            5
     -  Note 2. Going Concern

     -  Note 3. Basis of Presentation                                       5

     -  Note 4. Charge of Assets                                            5
                                                                            5
     -  Note 5. Significant Accounting Policies

     -  Note 6. Realization of Assets                                       6

     -  Note 7.  Fixed Assets and Deferred Costs                            7
                                                                            7
     -  Note 8.  Description of Properties
     -  Note 9.  Loan Payable to Premanco Industries                        8
     - Note 10. Obligation Under Capital Lease                              9
     - Note 11. Long-Term Debt                                              9
     - Note 12.  Capital Stock                                              9
     - Note 13.  Related Party Transactions                                 10


     - Note 14.  Due to Shareholders                                        10

                       PREPARED BY MANAGEMENT - UNAUDITED

             World Ventures Inc. - Quarterly Report - April 30, 2002



WORLD VENTURES INC.
BALANCE SHEET
For six month period ending April 30, 2002

-----------------------------------------------------------------------------------------------------------------
                                                    6 month period ended 4/30/02        As of year ended 10/30/01
-----------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                       3,439                            1,853
Accounts Receivable                                                        5,766                            3,439
Due from Related Party (note 13)                                          25,953                           24,591
-----------------------------------------------------------------------------------------------------------------
                                                                          35,158                           29,883
Fixed (note 7)                                                           484,786                          485,466
Resource Properties (note 8)                                             393,281                          436,652
-----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                             913,225                          952,001
-----------------------------------------------------------------------------------------------------------------
LIABILITIES
Accounts Payable                                                         259,716                          281,938
Due to Shareholders (note 14)                                            (61,552)                               0
Loan Payable to Premanco (note 9)                                        599,732                          480,562
Current portion - capital lease (note 10)                                  2,014                            1,557
-----------------------------------------------------------------------------------------------------------------
                                                                         799,910                          764,057
Obligation - Capital Lease (note 10)                                          36                            2,084
Long-term Debt (note 11)                                                  50,000                           50,000
-----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                        849,946                          816,141
-----------------------------------------------------------------------------------------------------------------

Shareholders' Equity
Authorized: 50,000,000 common shares
Issued:           9,282,154 at 01/31/02


Capital Stock (note 12)                                                6,764,873                        6,539,874

Deficit                                                               (6,701,594)                      (6,404,014)
-----------------------------------------------------------------------------------------------------------------
                                                                          63,279                          135,860
-----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES  AND EQUITY                                            913,225                          952,001
-----------------------------------------------------------------------------------------------------------------

Approved by directors:

      "Raynerd B. Carson"         Director
----------------------------------

      "Gary Van Norman"           Director
----------------------------------                                                                         Page 1




WORLD VENTURES INC.
STATEMENT OF LOSS AND DEFICIT
For six month period ending April 30, 2002

-----------------------------------------------------------------------------------------------------------------
                                                   6 month period ended 4/30/02      6 month period ended 4/30/01
-----------------------------------------------------------------------------------------------------------------
REVENUE
Revenue                                                                       0                                 0
Interest Revenue                                                              5                                53
                                                -----------------------------------------------------------------
                                                                              5                                53
-----------------------------------------------------------------------------------------------------------------

EXPENSES
Office Administration                                                     7,500                             9,000
Consulting Fees                                                               0                                 0
Professional Fees                                                         1,000                             2,766
Regulatory & Transfer Agent Fees                                          3,429                             4,197
Rent                                                                      6,000                             6,000
Travel & Promotion                                                        3,684                             6,460
Office & Sundry                                                             176                               877
Telephone & Fax                                                             945                             1,433
Printing , Postage & Courier                                                 15                             1,545
Computer & Internet                                                         114                             4,259
Interest & Bank Charges                                                   1,165                             4,350
Vehicle & Fuel                                                               43                               554
Costa Rica Project                                                                                            871
Salmo Operations                                                          1,827                             1,997
                                                -----------------------------------------------------------------
                                                                        (25,899)                          (44,309)
Invested Properties                                                           0                               871
-----------------------------------------------------------------------------------------------------------------
Net (Loss) for the period                                               (25,894)                          (43,385)
Deficit - Beginning of Period                                        (6,675,700)                       (6,388,044)
                                                ------------------------------------------------------------------
Deficit - End of Period                                              (6,701,594)                       (6,431,429)
------------------------------------------------------------------------------- ---------------------------------
Gain (Loss) per share for the period                                       0.00                              0.01
-----------------------------------------------------------------------------------------------------------------


                                                                                                           Page 2






WORLD VENTURES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION
For six month period ending April 30, 2002

-----------------------------------------------------------------------------------------------------------------
                                                    6 month period ended 4/30/02     6 month period ended 4/30/01
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (Loss) for the period                                               (25,893)                          (43,385)
Change in non-cash working capital                                       171,356                            1,627
                                               ------------------------------------------------------------------
                                                                         145,463                          (41,758)
-----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures relative to properties                                            0                             (871)
Payments on fixed assets & deferred costs                                      0                                0
Sale of fixed assets                                                           0                                0
                                               ------------------------------------------------------------------
                                                                               0                             (871)
-----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Advance from Shareholder                                                       0                           38,986
Private Placement                                                        150,000                                0
Capital Stock Issued                                                           0                                0
Exercise of Warrants                                                           0                                0
                                               ------------------------------------------------------------------
                                                                         150,000                           38,986
-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash - during period                               (4,537)                          (3,643)
Cash position - beginning of period                                        7,976                            7,109
                                               ------------------------------------------------------------------
Cash position - end of period                                              3,439                            3,466
-----------------------------------------------------------------------------------------------------------------






                                                                                                           Page 3






WORLD VENTURES INC.
RESOURCE PROPERTIES
October 31, 2000 to April 30, 2002



8. RESOURCE PROPERTIES


------------------------------------------------------------------------------------------------------------------

                                          Gladiator          Guanacaste                  Pan-Oro            Totals
------------------------------------------------------------------------------------------------------------------
Balance, October 31, 2000                    $5,026            $392,167                  $39,070          $436,263
------------------------------------------------------------------------------------------------------------------
Legal & Management                                0                 988                        0               988
Travel                                            0                 125                        0               125
Write-down of                                (5,026)                  0                  (39,069)          (44,095)
resource properties
---------------------------------------------------------------------------------------------------------====-----
                                            (5,026)               1,113                  (39,069)          (42,982)
---------------------------------------------------------------------------------------------------------------
Balance, October 31, 2001                         0            $393,280                       $1          $393,281
==================================================================================================================

------------------------------------------------------------------------------------------------------------------
Legal & Management                                0                   0                        0                 0
Travel                                            0                   0                        0                 0
Property Tax                                      0                   0                        0                 0
------------------------------------------------------------------------------------------------------------------
                                                  0                   0                        0                 0
------------------------------------------------------------------------------------------------------------------
Balance, April 30, 2002                          $0            $393,280                       $1          $393,281
==================================================================================================================










                                                                                                           Page 4

                         NOTES TO FINANCIAL STATEMENTS

1. OPERATIONS

     The Company was incorporated under the laws of British Columbia and its principal business activities include the development of resort and exploration of natural resource properties.

2. GOING CONCERN

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

     For the period ending April 30, 2002, the Company incurred a loss of $25,893. During 2001, the Company incurred a net loss of $287,656 (2000 - $186,709: 1999 - $1,127,375) (accumulated losses from inception of the Company total $6,675,700 and at October 31, 2001 had a working capital deficiency (an excess of current liabilities over current assets) of $805,596. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of creditors.

3. BASIS OF PRESENTATION

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and all figures are in Canadian dollars.

4. CHARGE OF ASSETS

     A charge has been placed over all assets of the Company as security for unpaid corporation capital tax amounting to approximately $64,000, including interest at October 31, 2001.

5. SIGNIFICANT ACCOUNTING POLICIES

     (a)  Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and would impact future results of operations and cash flows.

     (b)  Fixed assets

          H.B. Mill and land are recorded at original cost less writedowns to a net amount of $480,563 (2000 - $480,563) based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (notes 7 and 9). Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. No depreciation has been charged on the H.B. Mill as the asset is not in production.

          Other fixed assets are recorded at cost.

          Depreciation of machinery and automobiles is calculate at 20% per annum using the declining-balance method.

     (c)  Investments in and expenditures on resource properties.

          Acquisition costs of resource properties together with direct exploration and development expenditures thereon, including interest, are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated net realizable value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

     (d)  Financial instruments

          The Company's financial instruments include cash, accounts receivable, due from related company, accounts payable, loan payable to Premanco Industries Ltd., obligation under capital lease, and long-term debt. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these instruments. The fair value of these financial statements approximate their carrying values.

     (e)  Net loss per share

          Net loss per share computations are based on the weighted average number of common shares outstanding during the year.

6. REALIZATION OF ASSETS

     The investment in and expenditures on the H.B. Mill and land and resource properties comprise substantially all of the Company's assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

7.       FIXED ASSETS AND DEFERRED COST

     H B Mill - 15 year straight- line basis, commencing on the start of production Office Equipment - 20% declining balance basis Motor Vehicles - 20% declining balance basis


     ----------------------------------------------------------------------------------------------------------------
                                                                                          2001               2000
     ----------------------------------------------------------------------------------------------------------------
                                                                   Accumulated
                                                 Cost             Depreciation             Net                Net
     ----------------------------------------------------------------------------------------------------------------
     H.B. Mill and land                         $480,563                     0           $480,563           $480,563
     Machinery                                     5,670                 2,949              2,722              3,403
     Automobiles                                  17,219                16,019              1,200              1,500
     Equipment                                       334                    33                301                  -
     ----------------------------------------------------------------------------------------------------------------
                                                $503,787               $19,001           $484,786           $485,466
     ----------------------------------------------------------------------------------------------------------------


     Included in machinery is a leased asset with a net book value of $2,722 (2000 - $3,403). In 1999, fixed assets were written down as follows: H.B. Mill and land by $872,371 and $8,908 of office equipment to reflect management's best estimate of the asset value.

     In 1998, H.B. Mill and land was written down by $350,055.

8. DESCRIPTION OF PROPERTIES

     (a)  Guanacaste, Costa Rica

          Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. Finders fees of $22,500 have been included in the cost of resource properties.

     (b)  Pan-Oro, Panama

          During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration in this property. The Company has a 90% ownership interest in Pan-Oro S.A., a inactive Panamanian corporation.

     (c)  Gladiator, Arizona

          The Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

          The option is exercisable until January 14, 2002, for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed $4,000 US dollars. During 2001, the Company decided to abandon its interest and wrote-off its investment in this property.

     (d)  Prince Albert, Saskatchewan

          The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

     (e)  Asbestos Claims, Quebec

          The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000.

          The Company has not made a $50,000 payment due September 15, 1998, nor a $1,000,000 payment due September 15, 1999. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

     (f) On December 1, 2001, the Company forfeited the H.B. Mill property to the Crown of British Columbia for non-payment of property taxes. Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the Province in administering the property. The Company has until November 20, 2002, to redeem the ownership of the property.

9. LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

     Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged, without the permission of Premanco, approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7) and a security agreement over all equipment and chattels, with interest at prime plus 2%, due October 31, 2000. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to October 31, 2001.

     Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company.

10. OBLIGATION UNDER CAPITAL LEASE

     The following is a schedule of future minimum lease payments under capital lease:
     ---------------------------------------------------------------------------

     Total minimum lease payments                                       2,295
     Less:  Amount representing interest                                 (245)
     ---------------------------------------------------------------------------

     Present value of net minimum lease payments                        2,050
     Less:  Current portion                                             2,014
     ---------------------------------------------------------------------------

                                                                       $   36
     ===========================================================================


11. LONG-TERM DEBT

     This amount is unsecured, non-interest bearing and will be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production.

12. CAPITAL STOCK

     (a)  Authorized: 50,000,000 Common Shares without par value



        --------------------------------------------------------------------------------------------------------------
                                                                    2002                                 2001
        ISSUED:
                                                      # of shares            Amount       # of shares          Amount
        --------------------------------------------------------------------------------------------------------------
        At beginning of period                          7,782,154        $6,614,873         6,282,154       $6,464,873
        Private Placement                               1,500,000           150,000           750,000           75,000
        For cash pursuant to exercise of option                 0                 0           750,000           75,000
        --------------------------------------------------------------------------------------------------------------
        Issued at  end of  period                       9,282,154        $6,764,873         7,782,154       $6,614,873
        --------------------------------------------------------------------------------------------------------------

          (1) Pursuant to a Private Placement Agreement dated April 24, 2002, the company issued 1,500,000 units at a price of $0.10 per unit. Each unit consists of one share, and one non-transferable share purchase warrant exercisable for a period of two years. Each warrant will entitle the holder to purchase one additional share at a price of $0.10 in the first year and a price of $0.15 per share during the second year.

          (2) During 2001, the Company issued 750,000 units at a price of $0.10 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the second year. These warrants were exercised during 2001 as settlement of debt.

     (b) Stock options outstanding to directors and employees April 30, 2002 were as follows:

         -----------------------------------------------------------------------
                                                            Number of Shares
           Expiry Date              Exercise Price         2002         2001
         -----------------------------------------------------------------------

         May 8, 2005                $ 0.25               550,000        550,000
         -----------------------------------------------------------------------

     (c) Share purchase warrants outstanding as at April 30, 2002 were as follows:

         -----------------------------------------------------------------------
                                                              Number of Shares
         Expiry Date                      Exercise Price     2002        2001
         -----------------------------------------------------------------------
         (i)   April 5, 2002 (expired)        $0.40         600,000     600,000

         =======================================================================


     (d)  List of directors as of April 30, 2002:
                   Raynerd B. Carson        Gary Van Norman
                   James Wadsworth          Dr. Stewart A. Jackson


13. RELATED PARTY TRANSACTIONS

     (a)  Services provided by directors or parties related to directors:

          ----------------------------------------------------------------------
                                              2002                2001
          ----------------------------------------------------------------------
          Consulting and management           $     0           $      0
          Rent                                $ 6,000           $ 12,000
          ----------------------------------------------------------------------

     (b)  Accounts receivable includes $3,165 due from a director (2001 -
          $3,165).

     (c) Accounts payable includes $58 ,000 (2001-$52,000) due to an individual related to the President of the Company and $4,900 (2000-$4,900) to a Company owned by a director.

     (d) The amount receivable ($25,953) from a related Company is non-interest bearing, due on demand and is receivable from Dydar Resources Ltd., a Company controlled by the President of the Company.

14. DUE FROM SHAREHOLDER

     The amount due from shareholder arises from:
     ------------------------------------------------------------------------

     Due from shareholder pursuant to private placement               $61,552
     ------------------------------------------------------------------------
     The amount is non-interest bearing.


15. COMPARATIVE FIGURES

     Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.